Adlai Nortye Ltd.

January 27, 2025

VIA EDGAR

Ms. Lynn Dicker

Mr. Kevin Kuhar

Ms. Lauren Sprague Hamill

Mr. Alan Campbell

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Adlai Nortye Ltd.

Form 20-F for the Fiscal Year Ended December 31, 2023

Correspondence from the SEC on December 18, 2024

File No. 001-41773

Dear Ms. Lynn Dicker, Mr. Kevin Kuhar, Ms. Lauren Sprague Hamill and Mr. Alan Campbell:

Adlai Nortye Ltd. (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission dated December 18, 2024, regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023. For ease of reference, we have repeated the Staff’s comments in this response letter and numbered them accordingly.

Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2023

Item 3D. Risk Factors

Summary of Risk Factors, page 5

1.	In future filings, in your summary of risk factors, please disclose with greater specificity the significant regulatory, liquidity and enforcement risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe:

●	Risks and uncertainties arising from the legal system in China, including that rules and regulations in China can change quickly with little advance notice; and

●	The risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: We respectfully acknowledge the Staff’s comment. The Company will disclose with greater specificity in relation to the significant regulatory, liquidity and enforcement risks that our corporate structure and being based in or having the majority of the our operations in China poses to investors, in particular, to disclose the risks arising from the legal system in China, including that rules and regulations in China can change quickly with little advance notice; to disclose the risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our securities that we registered for sales; and to acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless in future filings, commencing with the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024.

Item 5. Operating and Financial Review and Prospects

Research and development expenses, page 133

2.	We note from the pipeline table on page 70 that you have three clinical stage drug product candidates, AN2025, AN0025 and AN4005. Please revise future filings to disclose the costs incurred during each period presented for each of your key research and development product candidates. If you do not track your research and development costs by project, disclose that fact and explain why you do not maintain and evaluate research and development costs by project. Also, revise to provide other quantitative and qualitative disclosures that give more transparency as to the type of research and development expenses incurred (i.e. by nature or type of expense) which should reconcile to total research and development expenses on your Statements of Operations.

Response: We respectfully acknowledge the Staff’s comment. The Company will revise to disclose the costs incurred during each clinical stage presented for each of our key research and development product candidates, i.e. AN2025, AN0025 and AN4005, by project and by nature; and to provide other quantitative and qualitative disclosures that give more transparency as to the type of research and development expenses that we have incurred in future filings, commencing with the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024.

Index to Consolidated Financial Statements, page F-1

3.	We note that you have only provided two years of audited financial statements under Item 18 of Form 20-F. Please tell us how this presentation is in accordance with Item 8.A.2 of Form 20-F and its related Instructions.

Response: We respectfully acknowledge the Staff’s comment. The Company will arrange for the auditor to issue a revised audit report and include the audited financial statements for the fiscal year ended December 31, 2021 and file an amended Form 20-F.

General

4.	We note the changes made to your disclosure appearing in Item 3. Key Information and Item 3D. Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the prior review of your registration statement on Form F-1 that was declared effective by the SEC on September 28, 2023 warranting revised disclosure to mitigate the challenges you face and related disclosures.

The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of your securities. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

The Sample Letters also sought specific disclosures relating to risks and uncertainties regarding the interpretation and enforcement of PRC rules and regulations, which can change quickly with little advance notice. We do not believe that your revised disclosure regarding the PRC government’s “intent to strengthen its regulatory oversight” or efforts with respect to the “process of perfecting” the legal system adequately conveys the same risks. In future filings, please restore your disclosures in these areas to the disclosures as they existed your registration statement on Form F-1 declared effective on September 28, 2023. As examples, and without limitation, we note that your disclosure in your Annual Report on Form 20-F does not contain clear disclosure that (i) in recent statements, the Chinese government has indicated an intent to exert more oversight and control over offerings that are conducted overseas; (ii) the PRC government has significant oversight and discretion over the conduct of your business and may intervene in, exert control over, or influence your operations at any time with little or no advance notice, which could result in a material change in your operations and/or the value of your securities; and (iii) uncertainties in the PRC legal system with respect to the implementation and interpretation of rules and regulations, including the possibility of changes thereto with little advance notice, may create material risks to the company and its securityholders, including the risk of protracted legal proceedings and substantial related costs.

Response: We respectfully acknowledge the Staff’s comment. The Company will restore the disclosure relating to legal and operational risks associated with operating in China and PRC regulations as they existed in our registration statement on Form F-1 declared effective on September 28, 2023, and to include clear disclosure in connection with that (i) in recent statements, the Chinese government has indicated an intent to exert more oversight and control over offerings that are conducted overseas; (ii) the PRC government has significant oversight and discretion over the conduct of our business and may intervene in, exert control over, or influence our operations at any time with little or no advance notice, which could result in a material change in our operations and/or the value of our securities; and (iii) uncertainties in the PRC legal system with respect to the implementation and interpretation of rules and regulations, including the possibility of changes thereto with little advance notice, may create material risks to our Company and our securityholders, including the risk of protracted legal proceedings and substantial related costs, following Sample Letters’ guidance, in future filings, commencing with the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024.

* * *

We thank the Staff for its review of the foregoing. If you have questions or further comments, please contact our U.S. legal counsel, Yu Wang, at (+852) 6386 1503 or wangyu@hankunlaw.com.

Very truly yours,

/s/ Yang Lu
Yang Lu
Chief Executive Officer

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